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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SimpleTech, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
828820 10 0

(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No.            828820 10 0

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Mark Moshayedi

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /
Not Applicable.

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
3,204,343(1)

		(6)	Shared Voting Power
8,282,192(1)

		(7)	Sole Dispositive Power
3,204,343(1)

		(8)	Shared Dispositive Power
8,282,192(1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
11,486,535(1)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /
Not Applicable.

(11)	Percent of Class Represented by Amount in Row (9)
30.0%

(12)	Type of Reporting Person (See Instructions)
IN

Page 2 of 9 pages

CUSIP No.            828820 10 0

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Semira Moshayedi

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /
Not Applicable.

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
0

		(6)	Shared Voting Power
7,101,846(2)

		(7)	Sole Dispositive Power
0

		(8)	Shared Dispositive Power
7,101,846(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
7,101,846(2)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /x/
See note 2 below.

(11)	Percent of Class Represented by Amount in Row (9)
18.5%

(12)	Type of Reporting Person (See Instructions)
IN

Page 3 of 9 pages

CUSIP No.            828820 10 0

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
M. and S. Moshayedi Revocable Trust, dated 9/25/98

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /
Not Applicable.

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
7,101,846

		(6)	Shared Voting Power
0

		(7)	Sole Dispositive Power
7,101,846

		(8)	Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
7,101,846

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /
Not Applicable.

(11)	Percent of Class Represented by Amount in Row (9)
18.5%

(12)	Type of Reporting Person (See Instructions)
OO

Page 4 of 9 pages

ITEM 1.

(a)	Name of Issuer
SimpleTech, Inc.

(b)	Address of Issuer's Principal Executive Offices
3001 Daimler Street Santa Ana, California 92705-5812

ITEM 2.

(a)	Name of Person Filing
Mark Moshayedi, Semira Moshayedi, and the M. and S. Moshayedi Revocable Trust

(b)	Address of Principal Business Office or, if none, Residence
3001 Daimler Street Santa Ana, California 92705-5812

(c)	Citizenship
Mark Moshayedi—United States Semira Moshayedi—United States M. and S. Moshayedi Revocable Trust—California

(d)	Title of Class of Securities
Common Stock, $0.001 par value per share

(e)	CUSIP Number
828820 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
Mark Moshayedi (1)—11,486,535 Semira Moshayedi (2)—7,101,846 M. and S. Moshayedi Revocable Trust—7,101,846

(b)	Percent of class:

Mark Moshayedi (1)—30.0% Semira Moshayedi (2)—18.5% M. and S. Moshayedi Revocable Trust—18.5%

Page 5 of 9 pages

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
Mark Moshayedi (1)—3,204,343 Semira Moshayedi—0 M. and S. Moshayedi Revocable Trust—7,101,846

	(ii)	Shared power to vote or to direct the vote
Mark Moshayedi (1)—8,282,192 Semira Moshayedi—7,101,846 M. and S. Moshayedi Revocable Trust—0

	(iii)	Sole power to dispose or to direct the disposition of
Mark Moshayedi (1)—3,204,343 Semira Moshayedi—0 M. and S. Moshayedi Revocable Trust—7,101,846

	(iv)	Shared power to dispose or to direct the disposition of
Mark Moshayedi (1)—8,282,192 Semira Moshayedi(2)—7,101,846 M. and S. Moshayedi Revocable Trust—0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

Page 6 of 9 pages

ITEM 10. CERTIFICATION

        Not Applicable

(1) Included in the number of shares Mr. Moshayedi beneficially owns are: (i) 1,204,343 shares held by Mark Moshayedi, as Trustee for the M. and S. Moshayedi Investment Trust, dated 11/16/95, (ii) 590,173 shares held by Mark Moshayedi, as Co-Trustee for the M. and P. Moshayedi Investment Trust, dated 12/30/96, FBO Kevin Moshayedi, (iii) 590,173 shares held by Mark Moshayedi, as Co-Trustee for the M. and P. Moshayedi Investment Trust, dated 12/30/96, FBO Brian Moshayedi, (iv) 7,101,846 shares held by Mark Moshayedi and Semira Moshayedi, as Trustees for the M. and S. Moshayedi Revocable Trust, dated 9/25/98, (v) 1,000,000 shares held by Mark Moshayedi, as Trustee for the Mehrdad Moshayedi Grantor Retained Annuity Trust, and (vi) 1,000,000 shares held by Mark Moshayedi, as Trustee for the Semira Moshayedi Grantor Retained Annuity Trust. Mark Moshayedi has shared voting and dispositive power with respect to the shares held by the M. and S. Moshayedi Revocable Trust, the M. and P. Moshayedi Investment Trust FBO Kevin Moshayedi and the M. and P. Moshayedi Investment Trust FBO Brian Moshayedi. Mark Moshayedi expressly disclaims beneficial ownership of shares held by the M. and S. Moshayedi Investment Trust, the M. and P. Moshayedi Investment Trust FBO Kevin Moshayedi and the M. and P. Moshayedi Investment Trust FBO Brian Moshayedi and the filing of this Schedule 13G shall not be construed as an admission that Mark Moshayedi is, for purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, as amended, the beneficial owner of such shares.

(2) Included in the number of shares Ms. Moshayedi beneficially owns are 7,101,846 shares held by Mark Moshayedi and Semira Moshayedi, as Trustees for the M. and S. Moshayedi Revocable Trust, dated 9/25/98. Does not include (i) 1,204,343 shares held by the M. and S. Moshayedi Investment Trust for which Ms. Moshayedi's spouse serves as trustee, (ii) 590,173 shares held by the M. and P. Moshayedi Investment Trust FBO Kevin Moshayedi for which Ms. Moshayedi's spouse serves as co-trustee, (iii) 590,173 shares held by the M. and P. Moshayedi Investment Trust FBO Brian Moshayedi for which Ms. Moshayedi's spouse serves as co-trustee, (iv) 1,000,000 shares held by the Mehrdad Moshayedi Grantor Retained Annuity Trust for which Ms. Moshayedi's spouse serves as trustee, and (v) 1,000,000 shares held by the Semira Moshayedi Grantor Retained Annuity Trust for which Ms. Moshayedi's spouse serves as trustee. Ms. Moshayedi has shared voting and dispositive power with respect to the shares held by the M. and S. Moshayedi Revocable Trust. Ms. Moshayedi has no power to vote or direct the vote or dispose or direct the disposition of any shares of common stock held by the M. and S. Moshayedi Investment Trust, the M. and P. Moshayedi Investment Trust FBO Kevin Moshayedi, the M. and P. Investment Trust FBO Brian Moshayedi, the Mehrdad Moshayedi Grantor Retained Annuity Trust and the Semira Moshayedi Grantor Retained Annuity Trust, and Ms. Moshayedi expressly disclaims beneficial ownership of all of the shares of common stock held the M. and S. Moshayedi Investment Trust, the M. and P. Moshayedi Investment Trust FBO Kevin Moshayedi, the M. and P. Moshayedi Investment Trust FBO Brian Moshayedi, the Mehrdad Moshayedi Grantor Retained Annuity Trust and the Semira Moshayedi Grantor Retained Annuity Trust and the filing of this Schedule 13G shall not be construed as an admission that Semira Moshayedi is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such shares.

Page 7 of 9 pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2002 Date:
/s/ MARK MOSHAYEDI
(Signature)
Mark Moshayedi
/s/ SEMIRA MOSHAYEDI Semira Moshayedi
M. AND S. MOSHAYEDI REVOCABLE TRUST
/s/ MARK MOSHAYEDI Mark Moshayedi, Co-Trustee
/s/ SEMIRA MOSHAYEDI Semira Moshayedi, Co-Trustee

Page 8 of 9 pages

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

        The undersigned and each other person executing this joint filing agreement (the "Agreement") agree as follows:

        (1)  The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

        (2)  The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date: February 9, 2002	Signature:	/s/ MARK MOSHAYEDI
	Name:	Mark Moshayedi
	Signature:	/s/ SEMIRA MOSHAYEDI
	Name:	Semira Moshayedi
M. AND S. MOSHAYEDI REVOCABLE TRUST
	Signature:	/s/ MARK MOSHAYEDI
	Name:	Mark Moshayedi
	Title:	Co-Trustee
	Signature:	/s/ SEMIRA MOSHAYEDI
	Name:	Semira Moshayedi
	Title:	Co-Trustee

Page 9 of 9 pages

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SIGNATURE
EXHIBIT A
AGREEMENT FOR JOINT FILING OF SCHEDULE 13G